UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

FINDEX COM INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33831D107

(CUSIP Number)

Michael Membrado,  Sweet Swing Holdings, LLC  165 Old Post Road  Bedford Corners,  NY  10549  Phone : (917) 647-6934

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MEMBRADO MICHAEL M

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
61,365,833[*]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
61,365,833[**]

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,365,833

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.49[***]%

14	TYPE OF REPORTING PERSON
IN

* This voting power includes 57,458,333 shares owned indirectly by the Reporting Person through a New York limited liability company owned and controlled 100% by the Reporting Person, Sweet Swing Holdings, LLC, and 3,907,500 shares owned directly by the Reporting Person, exclusive of 33,873 shares of Series RX-1 preferred stock, which, in the aggregate, are convertible into 3,387,300 shares of Common Stock (as defined below in Item 1) upon election of the Reporting Person within 60 days.

** This dispositive power includes 57,458,333 shares owned indirectly by the Reporting Person through a New York limited liability company owned and controlled 100% by the Reporting Person, Sweet Swing Holdings, LLC, and 3,907,500 shares owned directly by the Reporting Person, exclusive of 33,873 shares of Series RX-1 preferred stock, which, in the aggregate, are convertible into 3,387,300 shares of Common Stock (as defined below in Item 1) upon election of the Reporting Person within 60 days.

*** As of the date of this filing, the Issuer had issued and outstanding 722,836,769 shares of the class represented in Row 11. This figure does not include 33,873 shares of Series RX-1 preferred stock, which, in the aggregate, are convertible into 3,387,300 shares of Common Stock (as defined below in Item 1) upon election of the Reporting Person within 60 days.

Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by the Reporting Person on December 24, 2018 relating to the beneficial ownership of shares of Common Stock (as defined below in Item 1) of the Issuer (as defined below in in Item 1). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Findex.com, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1313 South Killian Drive, Lake Park, FL 33403.

Item 2.	Identity and Background

(a)
The name of the reporting person is Michael M. Membrado (the “Reporting Person”). This voting and dispositive power includes 57,458,333 shares owned indirectly by the Reporting Person through a New York limited liability company owned and controlled 100% by the Reporting Person, Sweet Swing Holdings, LLC, and 3,907,500 shares owned directly by the Reporting Person, exclusive of 33,873 shares of Series RX-1 preferred stock, which, in the aggregate, are convertible into 3,387,300 shares of Common Stock (as defined below in Item 1) upon election of the Reporting Person within 60 days.

(b)	The business address of the Reporting Person is 165 Old Post Road, Bedford Corners, NY 10549. The business address of Sweet Swing Holdings, LLC is 165 Old Post Road, Bedford Corners, NY 10549.

(c)
The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is attorney and private investor, 165 Old Post Road, Bedford Corners, NY 10549.

(d)	The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e)	The Reporting Person has not been a party to any civil proceedings during the last five years.

(f)
The Reporting Person is a citizen of the United States of America. Sweet Swing Holdings, LLC, through which the Reporting Person indirectly owns 8.49% of the shares of Common Stock representing his current total beneficial ownership, is domiciled in the State of New York.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended so as to read as follows:

The Reporting Person acquired 3,907,500 shares of the Common Stock through the conversion to equity of fees accrued by him through the performance of legal services for the Issuer prior to July 2014 (originally as preferred, but thereafter converted to common). Those shares were issued to the Reporting Person on July 29, 2014, and were valued for purposes of the conversion at $0.0064 per common share, the quoted market price of such shares as of such date.

The Reporting Person acquired an additional 57,458,333 shares of the Common Stock through an exchange of securities issued as part of an acquisition described below in Item 4 and for which comprehensive disclosure is contained within the Issuer’s current report filing on Form 8-K filed December 31, 2018.

On June 12, 2019, the Reporting Person acquired 33,873 shares of Series RX-1 preferred stock (which shares are convertible into Common Stock on a 1-for-100 ratio), in exchange for a series of cash investments totaling $33,873 as part of a series of transactions described for which comprehensive disclosure is contained within the Issuer’s current report filing on Form 8-K filed on June 12, 2019.

Item 4.	Purpose of Transaction

Item 4 is hereby amended so as to read as follows:

On November 10, 2014, the Reporting Person acquired 3,907,500 shares of the Common Stock through the conversion to equity of fees accrued by him through the performance of legal services for the Issuer during the period of January 2014 through July 2014.

On December 24, 2018, and in a series of separate but related taxable transactions, the Issuer acquired the 68.95% economic – and 68.42% voting – interests not previously owned by it in Advanced Cement Sciences LLC (formerly Advanced Nanofibers LLC, and referred to hereinafter as “Advanced”), resulting in the Issuer owning 100% of Advanced. Prior to the consummation of these transactions, effected separately with each of the other three holders of membership interests in Advanced, the Issuer had owned a 31.06% economic – and 31.58% minority voting – interest in Advanced. In exchange for the acquisition by the Issuer of such combined membership interests, the Issuer issued to the holders thereof a combined total of 175,000,000 shares of Common Stock, including 57,458,333, indirectly through Sweet Swing Holdings, LLC, to Michael Membrado. The agreements pursuant to which this series of transactions were consummated are included as exhibits to Issuer’s current report filing on Form 8-K filed December 31, 2018.

On June 12, 2019, the Reporting Person acquired 33,873 shares of Series RX-1 preferred stock (which shares are convertible into Common Stock on a 1-for-100 ratio), in exchange for a series of cash investments totaling $33,873 as part of a series of transactions described for which comprehensive disclosure is contained within the Issuer’s current report filing on Form 8-K filed on June 12, 2019.

(a)	Not Applicable

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

(i)	Not Applicable

(j)	Not Applicable

Item 5.	Interest in Securities of the Issuer

(a)
Item 5 is hereby amended so as to read as follows:

The Reporting Person beneficially owns an aggregate of 61,365,833 shares of Common Stock, representing 8.49% of the outstanding shares of Common Stock as of the date hereof (based on the Issuer having had a total of 722,836,769 shares of Common Stock issued and outstanding, exclusive of 33,873 shares of Series RX-1 preferred stock, which, in the aggregate, are convertible into 3,387,300 shares of Common Stock upon election of the Reporting Person within 60 days.)

(b)	The Reporting Person has the sole power to vote and dispose, or direct the disposition, of the 61,365,833 shares of Common Stock beneficially owned by the Reporting Person as of the date hereof.

(c)
The 33,873 shares of Series RX-1 preferred stock (convertible within 60 days into 3,387,300 shares of Common Stock) reported herein were acquired by the Reporting Person from the Issuer on June 12, 2019.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
June 12, 2019	33,873 (Series RX-1 Preferred Stock)	$1.00

(d)
Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 61,365,833 shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Securities Exchange Agreement, dated June 12, 2019, by and between Findex.com, Inc. and the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2019	By:	/s/ Michael Membrado

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)